February 16, 2010

VIA EDGAR

Division of Corporate Finance
Mail Stop 3030
100 F Street, N.E.
Securities and Exchange Commission
Washington, DC  20549

Re:         Derma Sciences, Inc. – Form S-1 File No. 333-163127

Dear Sir or Madam:

Derma Sciences, Inc. (the “Registrant”) hereby files amendment no. 5 to the above captioned registration statement on Form S-1 and also furnishes herewith an EDGAR red-lined version of the registration statement marked to show changes.  The registration statement and prospectus were amended to provide updated compensation information in accordance with Item 402(a) of Regulation S-K.

Very truly yours,

HEDGER & HEDGER

Raymond C. Hedger, Jr.

Enclosures

c      Edward J. Quilty
John E. Yetter, CPA